Exhibit 21.1

List of Subsidiaries of Nano Nuclear Energy Inc.

Name of Subsidiary	State/ Jurisdiction of Incorporation
HALEU Energy Fuel Inc.	Nevada
American Uranium Inc.	Nevada
Advanced Fuel Transportation Inc.	Nevada
Nano Nuclear Space Inc.	Nevada
Kronos MMR Inc.	Nevada
LOKI MMR Inc.	Nevada
True North Nuclear Ltd.	Canada